UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Gaspetro's exit from Gasmar

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Rio de Janeiro, April 9, 2021 - Petróleo Brasileiro S.A. – Petrobras informs that it has entered into, together with its subsidiary Petrobras Gás S.A. ("Gaspetro"), an instrument of transaction to put an end of a pending legal dispute with Termogás S.A. ("Termogás"). This instrument allows Termogás to acquire shares of Companhia Maranhense de Gás ("Gasmar") held by Gaspetro, which corresponds to 23.5% of the total capital stock ("Stake"). Termogás is already a shareholder of Gasmar, with 51% of its total capital stock, in addition to the Government of Maranhão State, which holds 25.5%.

The acquisition price for the Gasmar Stake held by Gaspetro is R$ 59.1 million, subject to the usual adjustments for transactions of this nature, to be received by Gaspetro on the closing date of the transaction.

The closing is subject to compliance with precedent conditions, such as the fulfillment of obligations under Gasmar's Shareholders' Agreement and approval by the Administrative Council for Economic Defense (CADE).

The transaction is part of Gaspetro's portfolio optimization strategy, and is aligned with the Agreement for the natural gas market signed with CADE in July 2019 to promote competition in this sector in Brazil. Petrobras is conducting the divestment process of its stake in Gaspetro, as disclosed to the market on February 27, 2020, May 15, 2020, July 10, 2020, and December 30, 2020.

About Gasmar

Gasmar is a mixed economy company that holds the concession, with exclusivity, to provide the services of distribution and commercialization of piped natural gas in the entire territory of Maranhão State.

About Termogás

Termogás is responsible for several undertakings in the energy, infrastructure and natural gas sectors. One of these enterprises is Gasmar, in which Termogás holds 51% of its total capital, owning 28% of the common shares and 74% of the preferred shares issued by Gasmar.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer